*KA 3/12

15047922

SECUR[illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., DC 124

SEC FILE NUMBER
8-52182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Institutional Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Jane Block (614) 213-6231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/12

OATH OR AFFIRMATION

I, Mary Jane Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Institutional Investments Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Mary Jane Block
Signature

Mary Jane Block
Operation and Financial Principal
Title

Linda L. Johnson
Notary Public

LINDA L. JOHNSON - NOTARY PUBLIC
STATE OF OHIO - EXPIRES 08-19-2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Institutional Investments Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2014

Available for Public Inspection

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of J.P. Morgan Institutional Investments Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 39,711,037
Receivable from affiliates	1,452,446
Investment advisory fees and other receivable	14,964,483
Income taxes receivable, net	133,468
Deferred tax assets	18,636
Prepaid expenses and other assets	1,601,232
Total assets	$ 57,881,302
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 92,943
Payable to affiliates	1,124,404
Accounts payable and accrued expenses	15,676,295
Total liabilities	16,893,642
Stockholder's equity	
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	112,716,365
Accumulated deficit	(71,728,805)
Total stockholder's equity	40,987,660
Total liabilities and stockholder's equity	$ 57,881,302

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holdings LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered as an investment advisor with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

Revenue and Expenses

The Company provides investment advisory services to 401(k) plan participants for various plan sponsors. In conjunction with this service, the Company receives asset-based fees. The fees are accrued monthly and billed quarterly.

The Company contracts with third parties for sub-advisory services. The fees paid to the third parties represent approximately 50% of the investment advisory service fees earned by the Company.

The Company also provides placement agent services to affiliates. Placement fees received by the Company are based on individually negotiated rates.

Rule 12b-1 fees, recorded as distribution fees, are determined based on the average daily net assets of mutual funds. These fees are earned and accrued monthly.

The Company has service agreements with affiliates whereby the Company receives expense reimbursements from and pays certain service fees to affiliates. Expense reimbursements are

earned monthly at a rate of cost plus ten percent. These charges are incurred monthly or quarterly, as set forth in the individual affiliate agreements.

Registration fees represent license fees paid to FINRA and other regulatory agencies on behalf of the Company's registered sales representatives and investment advisors. The fees are generally prepaid and amortized monthly over the registration period.

Cash Equivalents
Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

The Company's cash equivalents are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivables
Receivables include accruals for investment advisory fees and other receivables. The carrying value represents fair value at December 31, 2014.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

3. Related Parties

At December 31, 2014, all cash was held at one financial institution which is a related party of the Company. Cash on deposit of $15,033,570 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $24,677,467 are invested in the JPMorgan U.S. Government Money Market Fund.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives. Additionally, the Company is a party to written service agreements with certain affiliates, whereby the Company acts as placement agent for certain private investment funds. Because another affiliate bears the primary costs associated with fee income from placement agent services performed by registered representatives, ninety percent of the placement fees earned by the Company are then paid to that affiliate.

Additional services provided to affiliates include the administration and servicing of customer and vendor relationships associated with distribution and investment advisory activities. On August 29, 2014, JPMorgan Chase sold JPMorgan Retirement Plan Services LLC (RPS) to Great-West Life & Annuity Insurance Company (GWLA). Services continued to be provided by the Company on behalf of GWLA through December 31, 2014.

4. Employee Compensation and Benefits

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Awards

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis for the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback

provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2014:

(in hundreds)

RSUs	
Granted	1
Forfeited	0

At December 31, 2014, the Company's employees held 4 hundred unvested RSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pretax employee stock-based compensation expense for the Company related to these plans totaled $8,000 in 2014. This amount includes an accrual for the estimated cost of RSUs to be granted to full-career eligible employees of $7,000 for the year ended December 31, 2014. There are no separate plans solely for the employees of the Company and, therefore, the stock-based compensation expense for the Company is determined based upon employee participation in the JPMorgan Chase plans and effected through a charge from JPMorgan Chase, which is cash settled monthly.

Pension and Other Postretirement Benefit Plans

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees may receive postretirement medical and life insurance benefits that are provided through JPMorgan Chase's U.S. other postretirement employee benefit ("OPEB") plans. Benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical and life insurance benefits are both contributory. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution and OPEB expense for the Company is determined based upon employee participation in the plans and are recorded through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

The JPMorgan Chase defined benefit pension and OPEB plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. pension and OPEB plans exceeded their projected benefit obligation at December 31, 2014. The Company was charged $12,000 for defined benefit pension plan expense in 2014. The Company was charged $15,000 for its share of defined contribution plan expense during 2014. The Company was not charged any costs associated with the OPEB plan in 2014.

5. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2014, the Company had net deferred tax assets of $18,636. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to the deferral of the deduction for certain state taxes and incentive compensation. As of December 31, 2014, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2014, the Company had a current income tax receivable from JPMorgan Chase of $133,468 included in the Statement of Financial Condition.

At December 31, 2014, the Company has no unrecognized tax benefits.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and local jurisdictions. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2014.

	Periods under examination	Status at December 31, 2014
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, at Appellate level
JPMorgan Chase - U.S.	2006 - 2010	Field examination
JPMorgan Chase - New York	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2014, the Company had net capital, as defined under Rule 15c3-1, of $13,401,000 which was $13,151,000 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

7. Subsequent Events

As of January 1, 2015, the Company terminated its registration as a registered investment advisor. As a result of the sale of RPS, referenced in Note 3, the Company will no longer provide investment advisory services, earn investment advisory service fees or incur investment management fee expenses. The corresponding service charge paid to affiliates for investment advisory activities will also no longer be incurred.

Management has evaluated the impact of subsequent events through February 27, 2015, which is the date the financial statements were issued, and has determined that no additional items require disclosure.